                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                                PVF CAPITAL CORP.
                                -----------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                          (Title of Class of Securities

                                   693654 105
                                   ----------
                                 (CUSIP Number)

                                  JOHN R. MALE
                                PVF CAPITAL CORP.
                      30000 AURORA ROAD, SOLON, OHIO 44139
                      ------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 13, 2008
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.

-----------------------
/CUSIP NO.  693654 105/
-----------------------

                                                                 SCHEDULE 13D/A
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JOHN R. MALE

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)  /_/
            (b)  /_/

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      PF, OO

-------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                        /_/

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES

-------------------------------------------------------------------------------


    NUMBER OF           7    SOLE VOTING POWER                  515,635 (1)
     SHARES
  BENEFICIALLY          -------------------------------------------------------
    OWNED BY
      EACH              8    SHARED VOTING POWER                11,237
    REPORTING
     PERSON             -------------------------------------------------------
      WITH
                        9    SOLE DISPOSITIVE POWER            479,197

                        -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER           47,675

-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       526,872

-------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       /_/

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.77% (2)

-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN

-------------------------------------------------------------------------------

 (1) Includes 414,424 shares owned by trusts of which Mr. Male is the trustee, 51,253 shares in Mr. Male's IRA account, 36,438 shares held in Mr. Male's account under the Park View Federal Savings Bank 401(k) Plan and 13,520 shares subject to options exercisable in 60 days.
 (2) Based on 7,773,823 shares of common stock outstanding as of June 30, 2009 and includes 13,520 shares subject to options exercisable in 60 days.

EXPLANATORY NOTE

      The Amendment No. 1 to Schedule 13D is being filed to report the distribution of shares of PVF Capital Corp., an Ohio corporation (the "Company"), from a family limited partnership (the "FLP"), of which John R. Male was the sole general partner, to the limited partners thereof, upon the dissolution of such family limited partnership on August 13, 2008.

ITEM 1.     SECURITY AND ISSUER
            -------------------

      This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.01 per share, of the Company, whose principal executive offices are at 30000 Aurora Road, Solon, Ohio 44139.

ITEM 2.     IDENTITY AND BACKGROUND
            -----------------------

            (a)   This Schedule 13D is being filed by John R. Male.

            (b) Mr. Male's business address is 30000 Aurora Road, Solon, Ohio 44139.

            (c) Mr. Male is a director of the Company and its wholly owned subsidiary, Park View Federal Savings Bank ("the Bank"). The Company's and the Bank's address is set forth in Item 2(b) herein.

            (d) Mr. Male has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Mr. Male has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Male is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
            -------------------------------------------------

      Except as set forth below, all of Mr. Male's purchases of Company common stock have been made with his personal funds or, in the case of shares acquired upon the exercise of options, shares of the Issuer's common stock. The amounts shown include 414,424 shares owned by trusts of which Mr. Male is trustee. Mr. Male did not fund the acquisition of shares by such trusts. As trustee of the trusts, Mr. Male has sole voting and dispositive power over such shares and thus may be deemed to beneficially own the shares owned by those entities. In addition, Mr. Male acquired 29,530 shares purchased by the FLP with partnership funds. Such shares were distributed to Mr. Male upon the dissolution of the FLP, and Mr. Male contributed such shares to his revocable trust.

ITEM 4.     PURPOSE OF TRANSACTION
            ----------------------

      The shares covered by this amended Schedule 13D are being held for investment purposes. Mr. Male may, from time to time, acquire additional securities of the Company using personal funds through a broker, through the Bank's 401(k) Plan and/or privately negotiated transactions or may exercise Company stock options. He also may make gifts of Company common stock.

      Except as described above and in his capacity as a director of the Company and the Bank, Mr. Male does not have any present plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER
            ------------------------------------

      (a) Mr. Male beneficially owns 526,872 shares, representing 6.77% of the shares of the Company's common stock deemed outstanding for such purpose. In accordance with Rule 13d-3 of the Exchange Act, the beneficially owned shares and the percentage of shares outstanding assume the issuance of 13,520 shares that Mr. Male may acquire within the next 60 days pursuant to exercisable options. In addition, the amount of shares beneficially owned by Mr. Male includes 11,237 shares owned by Mr. Male's wife, as to which shares Mr. Male may be deemed to have beneficial ownership.

      (b) Mr. Male has sole voting and dispositive power over 515,635 shares, which includes 414,424 shares owned by trusts of which Mr. Male is the sole trustee, 51,253 shares owned by Mr. Male in an IRA account and 13,520 shares subject to options exercisable within 60 days.

          Mr. Male has shared voting and dispositive power over 11,237 shares owned by Mr. Male's wife. Mr. Male's wife, Gail Male, resides at 8885 Antelope Run, Russell Township, Ohio 44072. She is not employed. She has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. She has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a United States citizen.

          Mr. Male has sole voting and shared dispositive power over 36,438 shares in his account under the Bank's 401(k) Plan.

      (c) Mr. Male has effected the following transactions in the common stock of the Company since August 13, 2008:


        Date              Type of Transaction           Number of Shares      Price Per Share
        ----              -------------------           ----------------      ---------------
     8/13/2008           Dissolution of FLP              (119,625) (1)           N/A
     8/13/2008           Distribution of shares            29,530 (1)            N/A
                         from FLP
     11/1/2008           Expiration of exercisable         (5,082)               N/A
                         stock options
     11/3/2008           Stock option grant (2)             6,700                N/A

-----------------------
(1) On August 13, 2008, the FLP was dissolved, and all 119,625 shares of Company common stock, previously reported as beneficially owned by Mr. Male in his capacity as general partner of the FLP with sole voting and dispositive power over shares held by the FLP, were distributed to the limited partners of the FLP. On that date, as an FLP limited partner, Mr. Male received 29,530 shares of Company common stock upon the dissolution of the FLP, which shares he contributed to his revocable trust.
(2) Stock options have an exercise price of $4.42 per share and five-year term and vest over a 5-year period with the first 20% vesting on the date of the grant.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            -------------------------------------------------------------
            RESPECT TO SECURITIES OF THE ISSUER
            -----------------------------------

      There are no contracts, arrangements, understandings or relationships between Mr. Male and any person with respect to any securities of the Company's common stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS
            --------------------------------

      None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


July 14, 2009                          By:  /s/ John R. Male
                                            -------------------------
                                            John R. Male